

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 13, 2006

Ms. Janet F. Clark
Senior Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

      Re: **Marathon Oil Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 6, 2006
              File No. 001-05153

Dear Ms. Clark:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief